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                            [CoreComm Incorporated]

                      RE: Accession No. 0000950123-98-5842




     We wish to request that the filing on June 10, 1998 of a Form 10, in the name of CoreComm Limited, be withdrawn. The file number for that filing is 0-19869. Withdrawal is requested because the Form 10 was incorrectly filed as a filing of CoreComm Incorporated, using its CIK number, rather than as a filing of CoreComm Limited which has its own CIK number. The Form 10 has since been refiled properly.




                                   Sincerely,



                                   Jeffrey Wyman,
                                   Assistant General Counsel